UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 16)

RINKER GROUP LIMITED
ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd
ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,262,941,077	$100,172

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of $15.85 in cash for each ordinary share and $79.25 for each ADS.  Terms used and not defined in the preceding sentence are defined below.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. $286,357 was paid on November 14, 2006, in accordance with Fee Advisory No. 3 for Fiscal Year 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286,357
Form or Registration No.: Schedule TO
Filing Party: CEMEX Australia Pty Ltd, ACN 122 401 405, CEMEX, S.A.B. de C.V.
Date Filed: November 14, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

This Amendment No. 16 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2006 (the “Schedule TO”) and amended thereafter. The Schedule TO, as amended, relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares and American depositary shares of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (as amended, the “Bidder’s Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as amended. Capitalized terms used herein that are not otherwise defined have the meanings given to them in the Bidder’s Statement.

Item 4. Terms of the Transaction.

On April 18, 2007, Bidder lodged a copy of the Fifth Supplementary Bidder’s Statement, dated April 18, 2007 (the “Fifth Supplementary Bidder’s Statement”), with the Australian Securities and Investment Commission. The Fifth Supplementary Bidder’s Statement is to be read together with the Bidder’s Statement. The Fifth Supplementary Bidder’s Statement is attached as Exhibit (a)(1)(S).

Bidder has varied the Offer by inviting Rinker Shareholders who accept the Offer (or who have already accepted the Offer) to make an offer to Bidder to amend the terms of the takeover contract formed by that acceptance such that the amount of US dollars due to the Rinker Shareholder under that contract for the first 2,000 Rinker Shares (or for all of the Rinker Shareholder’s shares if such holder owns less than 2,000 shares) will be converted to Australian dollars at the rate of A$1 = US$0.81282 rather than at the average of the WM/Reuters Intraday Mid Spot Rate during the relevant Exchange Rate Reference Period, as defined in the Fifth Supplementary Bidder’s Statement (the “Fixed Australian Dollar Option”). All such offers will be accepted by Bidder up to the time at which withdrawal rights lapse under the terms of the Offer (see the First Supplementary Bidder’s Statement, dated December 8, 2006 for a description of withdrawal rights).

The Fixed Australian Dollar Option is an additional option which Bidder has made available to Rinker Shareholders who accept the Offer. It does not form part of the Offer terms, and will therefore not be available for Rinker Shares acquired on compulsory acquisition. The Fixed Australian Dollar Option is not available to Rinker ADSholders.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(S)	Fifth Supplementary Bidder’s Statement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007

CEMEX Australia Pty Ltd

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: Director

CEMEX, S.A.B. de C.V.

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(S)	Fifth Supplementary Bidder’s Statement.